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                                                                   Exhibit 2

Monk-Austin International, Inc.
1200 West Marlboro Road
Farmville, NC 27828-0166 USA
Phone:  (919) 753-8000
Fax:    (919) 753-8200

January 20, 1995

Standard Commercial Corporation
P.O. Box 450
2201 Miller Road
Wilson, NC 27893
Attn:  Guy M. Ross, Vice President & Secretary

Gentlemen:

Following the proposed reorganization of Monk-Austin with Dibrell, the new holding company--DiMon Incorporated--will need to deal in an orderly manner with the Standard Commercial stock now owned by Dibrell through a trust. As I have recently assured you, we have no desire for DiMon's ownership of that stock to cause harm to Standard Commercial or the market for the Standard Commercial shares. At this point, it tentatively appears that after the reorganization DiMon may want to (i) maintain the existing trust agreement in force with its current trustees, Claude Owen and Willie Barker, or other trustees who are directors of DiMon; (ii) terminate the present trust agreement and have the Standard Commercial stock held by DiMon or any of its wholly owned subsidiaries; or (iii) distribute the Standard Commercial stock as a dividend to DiMon shareholders on terms and conditions approved by the DiMon board of directors.

To permit DiMon to deal with the Standard Commercial stock in an orderly way, we ask that Standard Commercial acknowledge that any of the actions proposed above may be taken without violation or breach of any agreements now existing between Monk-Austin and Standard Commercial or Dibrell and Standard Commercial, including the Confidentiality Agreement executed by Monk-Austin and Standard Commercial in June, 1994. With respect to the Standard Commercial stock now owned by Dibrell through a trust, and subject to the ownership limits set forth in Standard Commercial's Shareholder Protection Rights Agreement, if you agree that none of the actions proposed above will be considered a violation or breach of any agreements now existing between Standard Commercial and Monk-Austin or Dibrell, kindly acknowledge your agreement by signing and returning a copy of this letter to me at your earliest convenience.

Thank you for your cooperation in this matter. With continued best wishes for a prosperous 1995, I am

Sincerely,

/s/  John M. Hines                       /s/  Guy M. Ross
________________________________         ________________________________
John M. Hines                            Guy M. Ross
Executive Vice President                 VP & Secretary

Acknowledged and agreed to this the 23rd day of January 1995

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